REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 16, 2020

The Annual General Meeting of Shareholders (the “Meeting”) of Alithya Group inc. (“Alithya”) was held virtually on Wednesday, September 16, 2020 at 10:00 a.m. (Eastern Daylight Time). A total of 39,368,076 Class A subordinate voting shares and 7,168,984 Class B multiple voting shares were represented at the Meeting, representing approximately 90.58% of the total votes attached to all issued and outstanding shares as of July 22, 2020, the record date for the Meeting.

Alithya hereby announces that shareholders voted in favour of all items of business put forth at the Meeting. The complete voting results for each item of business submitted to a vote are presented below.

Election of Directors

The Board of Directors of Alithya had fixed at nine the number of directors to be elected at the Meeting. All nine nominee directors proposed for election in Alithya’s Management Information Circular dated July 22, 2020 were duly elected by a majority of the votes cast. The votes cast for the election of directors were as follows:

NOMINEE DIRECTORS	VOTES FOR		VOTES WITHHELD
	(#)	(%)	(#)	(%)
Dana Ades-Landy	108,893,296	99.69%	338,935	0.31%
Robert Comeau	108,859,913	99.66%	372,318	0.34%
Fredrick DiSanto	108,276,480	99.13%	955,751	0.87%
Lucie Martel	108,894,311	99.69%	337,920	0.31%
Paul Raymond	108,876,024	99.67%	356,207	0.33%
James B. Renacci	108,878,281	99.68%	353,950	0.32%
Ghyslain Rivard	108,760,457	99.57%	471,774	0.43%
C. Lee Thomas	108,881,424	99.68%	350,807	0.32%
Pierre Turcotte	108,733,629	99.54%	498,602	0.46%

Appointment of Auditors

The resolution to appoint Raymond Chabot Grant Thornton LLP as Alithya’s auditors for the year ending March 31, 2021 and authorize the Board of Directors to fix their remuneration was adopted by a majority of the votes cast. The votes cast for the appointment of the auditors were as follows:

VOTES FOR		VOTES WITHHELD
(#)	(%)	(#)	(%)
110,854,303	99.89%	120,281	0.11%

Alithya ׀ Report on Voting Results